Exhibit (a)(1)(N)

MATINAS BIOPHARMA HOLDINGS, INC.

January 5, 2017

To the Holders of the Original Warrants:

This letter is to advise you that on January 5, 2017, the Company filed with the Securities and Exchange Commission an amended Schedule TO, a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.50 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of Matinas BioPharma Holdings, Inc.” dated as of December 14, 2016 (the “Offer”). All terms not defined in this letter shall have the meanings set forth in the Offer. The terms of the Offer are more fully described in the Offering Materials previously mailed to you on or about December 14, 2016. The Offer expires on January 13, 2017 at 5:00 P.M. (Eastern time).

The amended Schedule TO provides, among other things, that (i) we do not view certain, specified representations and warranties to be made by warrant holders tendering their warrants as a waiver of any potential liability we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability and (ii) holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make the representations and warranties on page 5 of the Election to Participate and Exercise Warrant, provided however that the Company will use such representations and warranties to determine whether the transactions contemplated by the Offer to Amend and Exercise are exempt from the registration requirements of the Securities Act and if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer is not available under the Securities Act, the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise. The amended Schedule TO also corrects certain information with respect to withdrawal rights if the Offer is not consummated by February 10, 2017.

The Offering Materials previously mailed to you on or about December 14, 2016, together with the amended Schedule TO, provide information regarding the Offer and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov before making a decision on whether to participate in the Offer to Amend and Exercise.

Thank you for your time in reviewing this opportunity.

Very truly yours,

/s/ Roelof Rongen

Matinas BioPharma Holdings, Inc.
Roelof Rongen
Chief Executive Officer